Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

RECEIVED

17 January 2007

Division of Corporate Finance
Office of International Corporate Finan[redacted]
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

07020476

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 15 December 2006.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A Exhibits 40-44

No.	Subject	Date of Announcement	Date Copied to SEC
40	Voting Rights and Capital	21/12/2006	17/01/2007
41	Director/PDMR Shareholding	21/12/2006	17/01/2007
42	Additional Listing	28/12/2006	17/01/2007
43	Total Voting Rights	28/12/2006	17/01/2007
44	Director/PDMR Shareholding	02/01/2007	17/01/2007

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rules, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,052,446 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,052,446.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

21 December 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 20 December 2006, the undermentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	9	£3.0125 - UK
Norman Keith Skeoch	41	£3.0125 - UK
Other PDMRs		
Anne Margaret Gunther	41	£3.0125 - UK
Michael Andrew Hall	41	£3.0125 - UK
Marcia Dominic Campbell	41	£3.0125 - UK
Joseph Iannicelli	37	C$6.812 - Canada

Each individual also received from the Company eight free shares (except Mr Iannicelli who received the right to acquire seven matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DR 3.1.4 (R).

21 December 2006

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 18,023 ordinary shares of 10 pence each in Standard Life plc ('the Company') in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 29 December 2006 for trading to commence on 2 January 2007, will rank equally with the existing issued ordinary shares of the Company.

28 December 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Voting Rights and Capital

Further to the announcement made on 21 December 2006, in accordance with the FSA's Disclosure and Transparency Rules, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital has increased to 2,106,070,469 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,070,469.

The above figure, which replaces the figure notified on 21 December, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

28 December 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

Crawford Scott Gillies, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Crawford Scott Gillies and Connected Person - Alison Gillies

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the persons referred to in 3 and 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Crawford Scott Gillies	5,570
Alison Gillies	16,292

8 State the nature of the transaction

Share Interests at time of appointment to Board

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21,862

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

Not Applicable

14. Date and place of transaction

Not Applicable

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

21,862

0.001%

16. Date issuer informed of transaction

Not Applicable

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

2 January 2007

END